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                                EXHIBIT (c) (3)


                                 ARTICLE TENTH
                                       OF
                          CERTIFICATE OF INCORPORATION
                                       OF
                           MILGRAY ELECTRONICS, INC.


        TENTH. A director of this corporation shall not be liable to the corporation or its stockholders for damages for any breach of duty in such capacity, except for (i) the liability of any director if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated Section 719 of the New York Business Corporation Law, or (ii) the liability of any director for any act or omission prior to the adoption of this Article TENTH by the stockholders of the corporation.